Free Writing Prospectus

VanEck Merk Gold Trust

2021-01-xx webinar invite

0001546652

Pursuant to 433/164

333-238022

MERK® FUNDS

MERK WEBINAR

Outlook

Thank you for your interest in the Merk Perspective.

The Merk Outlook Webinar is **Thursday, January 28, at 4:15pm ET**.

Agenda:

- Outlook on markets & economy
- U.S. dollar, gold and currency dynamics
- Merk Funds

Directly following the webinar will be a Q&A.

Please click here to register.

Best Wishes,

Axel Merk
Merk Funds

Merk Outlook Webinar
Thu Jan 28 @ 4:15pm ET
REGISTER

Register Here
Thursday, Jan 28 @ 4:15pm ET

Speaker Information



Axel Merk

President & CIO
Merk Investments

Axel Merk, President & Chief Investment Officer of Merk Investments, LLC, is an expert on hard money, currencies, gold, macro trends and international investing.

MERK® FUNDS

Merk Hard Curency Fund Disclosure:

Since the Fund primarily invests in foreign currencies, changes in currency exchange rates affect the value of what the Fund owns and the price of the Fund's shares. Investing in foreign instruments bears a greater risk than investing in domestic instruments for reasons such as volatility of currency exchange rates and, in some cases, limited geographic focus, political and economic instability, emerging market risk, and relatively illiquid markets. The Fund is subject to interest rate risk, which is the risk that debt securities in the Fund's portfolio will decline in value because of increases in market interest rates. If the U.S. dollar fluctuates in value against currencies the Fund is exposed to, your investment may also fluctuate in value. As a non-diversified fund, the Merk Hard Currency Fund will be subject to more investment risk and potential for volatility than a diversified fund because its portfolio may, at times, focus on a limited number of issuers.

Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by clicking here. Please read the prospectus carefully. Foreside Fund Services, LLC, distributor.

VanEck Merk Gold Trust Disclosure:

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction,

nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

phone: (866)MERK FUND
web: https://www.merkfunds.com

Merk Investments LLC, 44 Montgomery St #3730, San Francisco, CA 94104